Exhibit 12

CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Nine months ended September 30, 2014

Income from continuing operations before taxes on income	$2,231
Adjustments:
Equity in earnings of equity affiliates	(243)
Distributed income of equity affiliates (a)	1,673
Net income attributable to noncontrolling interests
Fixed charges net of capitalized interest	118

Earnings before taxes and fixed charges as adjusted	$3,779

Fixed charges:
Interest incurred (b)	$120
Portion of rent expense which represents an appropriate interest factor (c)	27
Amortization of debt costs	2

Total fixed charges	$149

Ratio of earnings to fixed charges	25.4x

(a)	Includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the Acquisition. See Note 10 (Acquisition) for more details.
(b)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(c)	One-third of net rent expense is the portion deemed representative of the interest factor.

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